Mail Stop 3561

April 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Lincoln M. Dastrup
Chief Financial Officer
6337 Highland Drive #1053
Salt Lake City, Utah 84121

   Re: **Curatech Industries, Inc.**
      Form 10-KSB for the year ended December 31, 2006
      Filed April 17, 2007
      File No. 000-51140

Dear Mr. Dastrup:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,

         Linda Cvrkel
         Branch Chief